UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

CUBIST PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Thomas J. DesRosier
Executive Vice President, Chief Legal and Administrative Officer
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Paul M. Kinsella
Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower
800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 8, 2014, Cubist Pharmaceuticals, Inc., a Delaware corporation (“Cubist”) entered into an Agreement and Plan of Merger with Merck & Co., Inc., a New Jersey corporation (“Merck”) and Merck’s wholly-owned subsidiary, Mavec Corporation, a Delaware corporation.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Employee FAQs dated December 8, 2014.

(ii)	Email, dated December 8, 2014, from Michael W. Bonney, Cubist’s Chief Executive Officer, and Robert J. Perez, Cubist’s President and Chief Operating Officer, to Cubist employees.

(iii)	Email, dated December 8, 2014, from Ken Frazier, Merck’s Chairman and Chief Executive Officer, and Adam Schechter, Merck’s President — Global Human Health, to Cubist employees.

(iv)	Presentation used for Cubist all employee meeting, dated December 8, 2014.

(v)	Joint press release issued by Merck and Cubist, dated December 8, 2014.

The items listed above were first used or made available on December 8, 2014. In addition, the information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on December 8, 2014 (including all exhibits attached thereto) are incorporated herein by reference.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist Pharmaceuticals, Inc. (“Cubist”) stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this communication. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com.

Merck to Acquire Cubist Frequently Asked Questions

December 8, 2014

Please note this document is not intended to address or anticipate all questions.  Please be assured we will continue to provide additional information/updates.

Transaction Details

Q: Why did Cubist decide to sell the company to Merck?

A.            At Cubist, we have a strong belief in our future growth prospects and our commitment to public health — and our plan has always been to operate as an independent company.  We were approached by Merck with a serious offer to acquire the company. After careful and objective consideration by our board, it concluded that this transaction was in the best interests of the company and our stockholders.

Q:  What is Merck getting in Cubist?

A.  Merck is getting a global leader in antibiotic research, development, and commercialization with numerous products, a robust pipeline, top talent and infrastructure.

Q:   What are the terms of the deal?

A.  Merck will acquire all outstanding shares of Cubist for $102 per share in cash, for approximately $9.5 billion.

Q:  When is the transaction expected to close?

A:  The companies’ expectation is to close the deal in Q1 2015 subject to required regulatory approvals and other customary closing conditions.

Organization / Integration

Q: When will we know what the new organizational structure will be?

A: All current roles will remain unchanged in the near-term. As the Integration teams learn more, additional informed decisions will be made and communicated timely, providing each of you with specific information as soon as we can.

Q: Do you anticipate a reduction in force as a result of this deal?

A: Merck has indicated that this combination is about revenue growth, not achieving rapid cost synergies.  They have also indicated that while there will naturally be cost benefits, they are more focused in the near-term on the meaningful opportunities for growth, including upcoming product launches, as well as the strength the combined organization gives us in the acute care market.  Moving forward, Merck plans to carefully review the presence of both companies in various functions and countries before making any decisions regarding employees — this process will likely take place over an extended period of time. It’s important to note that in a number of key areas, our companies have complementary, not duplicative strengths.

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Q:  Mike Bonney announced he was to retire effective January 1, and Rob Perez was to take over as CEO.  Will that continue to occur?  Will Rob be leaving?  Will he work for Merck?

A:  Our CEO succession will continue to take place while we await the close of the transaction. Specific roles will be determined as we progress to the closing and will provide more detail in due course.

Q:  How about other members of our senior team — do you anticipate many will stay?

A:  It is premature to know that and expect it will be clearer in the weeks ahead.

Q: How does this affect the work on ZERBAXA?  If it is approved, who will launch it, Cubist or Merck?

A: It is very important that the Cubist ZERBAXA teams remain focused on the regulatory and launch activities with our PDUFA date nearing, as well as EU work ongoing.

Employment & Total Rewards

Q: What does this mean for my employment?

A: All current roles will remain unchanged in the near-term. You will continue working on your projects and initiatives, unless instructed otherwise. As the Integration teams learn more, additional informed decisions will be made and communicated timely, providing each of you with specific information as soon as we can.

Q: Who will provide my day-to-day direction?

A: Your current manager will provide your day-to-day direction unless otherwise communicated.

Q: How will the Company’s performance be determined for purposes of the 2014 bonus?  And for my individual performance?

A:  The 2014 bonuses will be paid out in the ordinary course of the company’s STI/IC plans.

Q: What happens to any Cubist stock options and/or restricted stock units?

A: Unvested and outstanding Cubist stock options and RSUs will be fully accelerated and cashed out shortly after the closing.

Q: Once the transaction has completed, what happens to my Cubist 401(k) plan?

A:  The Cubist 401k plan will be terminated just prior to the closing of the transaction. Employee payroll contributions will be permitted while the plan is active.  Assuming we close before March 31, 2015, the last quarter we will match in Cubist stock will be Q4 2014.

Q: What happens to my Employee Stock Purchase Plan (ESPP)?

A: There will be one final ESPP purchase on December 31.

Q: Will I receive a severance package?  If yes, when would I receive the information?

A: If your position is eliminated, you will be eligible for severance under a severance plan and will receive information about your severance at that time.  In general terms, there will be base amounts of no less than 12 weeks and 2 weeks per year of service.  We plan to post the severance plan on Picasso.

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Q: As an International employee I have a notice period. Will I also be eligible to receive severance if my employment is terminated?

A:  Yes we have a global severance program in place.

Q: Will my benefits change as a result of this deal?

A: There will be no changes to current benefit plans before closing. Additional information will be provided prior to the close of the transaction.

Q: If my position is made redundant, will I receive Career Transition Services?

A:  Additional details about the severance plan, including any career transitioning services, will be made available after the close of the deal.

Q: How can I get more information about this transaction or receive answers to my questions about the company changes?

A: There are several resources available for you to ask questions including your manager, management team and HR Business Partner.

FORWARD LOOKING STATEMENTS

This FAQ document contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Cubist to complete the transaction, the operations of Cubist’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Cubist stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Cubist; and those additional factors discussed in Cubist’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Cubist cautions investors not to place considerable reliance on the forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document, and Cubist undertakes no obligation to update or revise any of these statements.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This FAQ document is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist Pharmaceuticals, Inc. (“Cubist”) stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this document. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations

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Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com.

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E-mail Subject:  Merck to Acquire Cubist

Dear Colleagues,

We are writing to share some important news.  Today, we are announcing that Cubist has entered into an agreement under which Cubist will be acquired by Merck for approximately $9.5 billion, or $102 per share in cash.

The Board arrived at this decision after a very thorough and thoughtful process that began when Merck approached us with its interest.  As much as all of us love what we’ve built, and as much as all of us are committed to driving value in the future, the Board, as part of its fiduciary duties, concluded that a transaction with Merck was in the best interest of Cubist and its shareholders.

Merck is widely recognized as a world-class company with a substantial legacy and commitment to public health, including infectious disease.  Together, we firmly believe that this transaction helps ensure that our groundbreaking work and leadership in antibiotics will continue to thrive.  As part of Merck, we will be able to leverage its robust commercial platform, extensive global reach and significant scientific expertise for the benefit of doctors and their patients around the world.

Merck recognizes what we bring to the table — unparalleled expertise in antibiotics, strong products and pipeline, and extremely talented and dedicated employees. Merck’s CEO, Ken Frazier has made it clear he intends to support our ongoing mission.  We’ve known Ken for four years, and he and Adam Schechter, President of Merck’s Global Human Health, are looking forward to meeting everyone.

Make no mistake that we enter into this transaction from a position of financial and operational strength ahead of a powerful growth cycle, with ZERBAXA’S PDUFA date and the anticipated EMA approval of both ZERBAXA and SIVEXTRO on the horizon.  We expect the transaction to close in the first quarter of 2015, and until then, Cubist and Merck will continue to operate as separate companies.  It is crucial that we continue to stay focused on our work at-hand, especially the expected ZERBAXA launch.

We appreciate that this news comes as a surprise, and that all of us will experience a range of emotions in the coming days and weeks.  It’s been a challenging time for us personally as we have reflected on how much we love Cubist and the people who have made it the amazing company that has been dedicated to helping and saving the lives of patients around the world.

Undoubtedly you have lots of questions.  While we may not be able to answer all of them right now, we are committed to keeping you informed as much as possible as we move through this process.  Please join us for an All Employee Meeting today at 11 am ET (8 am PT, 5 pm CET) to discuss the announcement — a calendar invite will be sent to you shortly with details.  In addition, attached please find the press release and a brief FAQ.  We expect to provide additional information going forward. We, along with other members of the senior team will be available as we move through the transition.

Thank you for your continued support, hard work, and dedication.

Best,

Mike Bonney and Rob Perez

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the merger transactions, the ability of Cubist to complete the transaction, the operations of Cubist’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Cubist stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Cubist; and those additional factors discussed in Cubist’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Cubist cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Cubist undertakes no obligation to update or revise any of these statements

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist Pharmaceuticals, Inc. (“Cubist”) stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this communication. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com.

EMAIL PREPARED AND DELIVERED BY MERCK TO CUBIST EMPLOYEES

Dear Cubist Employees,

Today our companies jointly announced that we have entered into a definitive agreement to combine Cubist and Merck. This combination will bring together the strengths of our two companies — and our shared purpose of making a difference in the lives of patients. Your “all-in commitment to the development of powerful new medicines and comprehensive approaches to address serious illnesses in complex hospital settings” is perfectly aligned with our commitment of over 70 years to the discovery and development of innovative medicines and vaccines to combat infectious diseases — including the novel antibiotics that the world needs.

People want to work for and with companies that have an enduring sense of purpose. When other companies say ‘developing anti-infective products has become too hard’ and run for the exit, our companies say ‘developing anti-infective products may be hard, but they’re too important to not be part of’. Cubist and Merck tackle the toughest medical problems because that’s where some of the most acute medical needs lie.

Cubist’s dedication and focus on addressing the world’s most significant medical challenges has set you apart from many pharmaceutical companies as a well-respected leader in the development of innovative antibiotics. The combination of Cubist’s portfolio, pipeline, people and capabilities with Merck’s global footprint holds great promise for an enhanced ability to help customers and patients deal with the burden of infectious disease. We can make a powerful impact by reducing hospital costs while addressing critical needs, such as antibiotic resistance, which is a growing global public health crisis with ever-increasing proportions of resistant strains of bacteria.

Merck has identified hospital acute care as one of the company’s key areas of focus along with oncology, diabetes and vaccines. These are areas where we intend to lead and have a strong impact on the lives of patients and on medical practice. That, in turn, will provide the best opportunities for our business and deliver the greatest value to our customers, shareholders and society.

Creating a stronger position together

Today’s announcement is about creating value through revenue growth, not through the achievement of rapid cost synergies. Together we will be well positioned to maximize the value of our combined portfolio and bring the benefits to customers. We expect to complete the transaction relatively quickly — in the first quarter of 2015. More information about the planning process for completing the acquisition and integrating our two companies will be provided in the weeks to come.

We look forward to welcoming Cubist employees to Merck. You bring impressive talent and passion for learning, collaborating and innovating. Your culture of embracing challenges, pushing scientific boundaries and respecting diverse opinions mirrors Merck’s own. Together we will create a stronger position in the fast-growing hospital acute care market — and will make a meaningful difference in the lives of patients around the world.

We plan to meet many of you soon during a visit to Lexington and for an all-employee meeting. We welcome hearing your perspectives and answering your questions.

Today we have reason to be optimistic and excited about sharing a promising future. Together we will fulfill a noble mission to save and improve the lives of patients around the world.

Be well.

Ken Frazier Chairman and CEO Merck	Adam Schechter President — Global Human Health Merck

Forward Looking Statements

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the merger transactions, the ability of Cubist to complete the transaction, the operations of Cubist’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Cubist stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Cubist; and those additional factors discussed in Cubist’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Cubist cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Cubist undertakes no obligation to update or revise any of these statements

Important Information for Investors and Security Holders

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist Pharmaceuticals, Inc. (“Cubist”) stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this communication. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com.

MERCK TO ACQUIRE CUBIST ALL EMPLOYEE MEETING DECEMBER 8, 2014

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS . This presentation is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist Pharmaceuticals, Inc. (“Cubist”) stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this presentation. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com. FORWARD LOOKING STATEMENTS . This presentation contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: our Building Blocks of Growth five-year goals through 2017, the expected timing and closing of the tender offer and the merger transactions, the ability of Cubist to complete the transaction, the operations of Cubist’s business during the pendency of the transaction, our expectations regarding product approvals and launches, including related to ZERBAXA™ (ceftolozane/tazobactam for injection) and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: our ability to achieve our strategic goals, including as a result of our ability to continue to grow revenues from the sale of our products, generic and other competition, manufacturing issues, our ability to successfully develop, gain marketing approval for and commercially launch our product candidates for their planned indications and on their expected timelines, and our ability to discover, in-license or acquire new products and product candidates, the risk that Cubist stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Cubist; and those additional factors discussed in Cubist’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Cubist cautions investors not to place considerable reliance on the forward-looking statements contained in this presentation. These forward-looking statements speak only as of the date of this presentation, and Cubist undertakes no obligation to update or revise any of these statements 2

Overview How this came about Q&A 3

. Earlier today we announced Merck will acquire Cubist for $102 per share in cash or approximately $9.5 billion - Represents a 35 percent premium to Cubist’s average stock price for the most recent five trading days . Tender offer, transaction expected to close in Q1 2015, pending regulatory approvals - Merck must proceed irrespective of ZERBAXA regulatory and Hospira outcomes . Combining with Merck’s strong capabilities and global reach will enable us to create an even stronger leadership position in acute care hospital while addressing critical areas of unmet medical need, such as antibiotic resistance - This transaction is about growth first and foremost DEAL SUMMARY 4

. Merck is one of the most successful companies in our industry - R&D excellence for decades; In 2013 invested $7.1 billion in R&D; 22 products in late-stage development - 2013 revenue of $44 billion - 71,000 employees - Strong commitment to patients over many years . Commitment to global public health - infectious diseases therapeutics and vaccines - Significant commitment to HIV and Hepatitis C - Emerging capabilities in antibacterials: - PRIMAXIN® (imipenem/cilastatin), INVANZ® (ertapenem), AVELOX®(moxifloxacin), NOROXIN® (norfloxacin) - Imipenem – in combination with MK-7655 in Phase 2; MK-3415A in Phase 3 trials for CDAD - Strong hospital presence . Strong people & strong values - Ken Frazier – first rate executive, first rate person - Known as the “last senior executive hired by Roy Vagelos,” the legendary Merck CEO who retired in 1994 - Committed to our mission MERCK OVERVIEW 5

HOW WE THINK ABOUT THIS . Our view has always been: - Have a strategy and execute on it - Run Cubist as an independent company – best way to drive long-term shareholder value - We have articulated aggressive but achievable long-term goals through 2017 – Building Blocks of Growth - We have not sought to run the company for a sale . However - We are a publicly traded company - Our Board of Directors has a fiduciary duty to our shareholders – shareholders are our “owners” - In that sense, every company in America is for sale 6

WHAT TOOK PLACE . We have had expressions of interest to acquire Cubist in the past . They either never materialized into a true offer OR our Board concluded that we could drive superior shareholder value as independent company . Merck transaction - They approached us earlier in Q4 – very focused and serious about us - Board engaged top external advisors - Ran a thorough and objective process, that included multiple indications of interest to acquire Cubist - Conclusion: The transaction with Merck represents an opportunity to secure substantial near-term value for our shareholders 7

THE CUBIST DIFFERENCE

CUBIST

Antibiotic Leadership

Pioneering Medical Affairs

Scientific & Expert Partnerships

CUBIST

Development & Commercial Execution

Active Policy Making

Strong Culture of Transparency & Learning

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THE CUBIST DIFFERENCE Strong Culture of Transparency & Learning Antibiotic Leadership Scientific & Expert Partnerships Pioneering Medical Affairs Active Policy Making Development & Commercial Execution 8

1 WHY MERCK IS ACQUIRING US - HIGH UNMET NEED…ON A GLOBAL BASIS

CUBIST

DIRECTOR-GENERAL
WHO

MULTIDRUG-RESISTANT
PSEUDOMONAS AERUGINOSA
6,700
440
51,000

EXTENDED SPECTRUM
β-LACTAMASE (ESBL) PRODUCING
ENTEROBACTERIACEAE
26,000
1,700
140,000
$40,000

EUROPEAN ANTIBIOTIC AWARENESS DAY

A European Health Initiative

10x'20

Ten new **ANTIBIOTICS** by 2020

DRIVE AB RE-INVESTMENT IN R&D AND RESPONSIBLE ANTIBIOTIC USE

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“Antimicrobial resistance is a ticking time-bomb.” – Dame Sally Davies, Chief Medical Officer, U.K. (2013) WHY MERCK IS ACQUIRING US - HIGH UNMET NEEDON A GLOBAL BASIS 1 9

CUBIST

- Committed to bringing medicines to patients with complex illnesses

500 mg
CUBICIN
500 mg
CUBICIN

DIFICID
200 mg

Sivextro
200 mg per tablet

12 mg UNIT DOSE PACK
ENTEREG
(alvimopan) capsules
12 mg
HOSPITAL USE ONLY

ZERBAXA™
ceftolozane/tazobactam
for injection

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. Committed to bringing medicines to patients with complex illnesses . Worldwide our therapies (CUBICIN, DIFICID, SIVEXTRO & ENTEREG) have treated approximately 2.5 million patients . ZERBAXA under review in U.S. & EU, PDUFA date of Dec. 21st WHY MERCK IS ACQUIRING US - AMAZING PRODUCTS & PRODUCT CANDIDATES 2 10

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CUBIST

BUILDING BLOCKS OF GROWTH – 2012-2017 LONG-TERM GOALS

$2 Billion in Global Revenue
4 Product Candidates in Late-Stage Clinical Trials
$700 Million in Non-GAAP Adjusted Operating Income
A Highly Differentiated Culture

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WHY MERCK IS ACQUIRING US – A BRIGHT AND EXCITING FUTURE 3 BUILDING BLOCKS OF GROWTH – 2012-2017 LONG-TERM GOALS 11

CUBIST

1,000 highly dedicated individuals…

…that make up a truly amazing team

CUBES WHO CARE

CUBIST

Cradles to Crayons

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1,000 highly dedicated individuals that make up a truly amazing team WHY MERCK IS ACQUIRING US – AMAZING PEOPLE AND CULTURE 4 12

SOME QUESTIONS YOU MAY HAVE. Q1: When will I know what the organization structure will be? . Nothing will take place until the close of the transaction, expected in Q1 2015 . Merck has a process for managing integrations . We have integration team focused on our planning efforts, led by Mary Thistle . In weeks ahead, Merck will determine specific roles and provide additional details Q2: How does this change my job in the near-term? . All current roles will remain unchanged in the near-term . You will continue working on your priorities/projects, unless instructed otherwise . Additional decisions will be made and communicated as soon as they are finalized 13

SOME QUESTIONS YOU MAY HAVE. Q3: If I am not offered a position by Merck, what happens? . You would receive a severance package - Global program with base amounts of no less than 12 weeks and 2 weeks per year of service Q4: What happens to any Cubist stock options and/or restricted stock units? . They will become will become fully vested and cashed out shortly after the close of the transaction Q5: How will my individual performance be assessed for purposes of the 2014 bonus? . Employees are eligible for their 2014 bonus 14

WHAT WE ASK OF YOU . These are emotional times – for all of us. That is to be expected. . The business will continue to operate as usual until the closing . Stay focused on the mission which is our commitment to patients - Drive our core business - Nail the ZERBAXA approval and launch, specifically - Ensure a smooth transition . On the human side – as you have questions (and you will), keep a few things in mind: - We’ll keep you as informed as we can - We have asked the senior team to be available to employees – office hours and all hands meetings - Speak to your manager - Help each other 15

DRAFT TIMELINE – DECEMBER – Q1

CUBIST

Dec 8 - announcement date
Tender Offer Filed
Initial HSR waiting period expires
Close short form merger/ or extend TO if necessary
Expected close
December 1 - 13
December 14 - 27
December 28 – January 10
January 19 - 30
Q1

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DRAFT TIMELINE – DECEMBER – Q1 December 1 - 13 December 14 - 27 January 19 - 30 December 28 – January 10 Dec 8 - announcement date Tender Offer Filed Initial HSR waiting period expires Close short form merger/ or extend TO if necessary Expected close Q1 16

Overview How this came about Q&A For those on the web/ex: Please ask a question by using the Q&A function 17

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the merger transactions, the ability of Cubist to complete the transaction, the operations of Cubist’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Cubist stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Cubist; and those additional factors discussed in Cubist’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Cubist cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Cubist undertakes no obligation to update or revise any of these statements

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist Pharmaceuticals, Inc. (“Cubist”) stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this communication. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860- 8533 or from Cubist’s website, investors.cubist.com.

News Release

FOR IMMEDIATE RELEASE

Merck
Media Contacts:	Lainie Keller	Investor Contacts:	Joe Romanelli
	(908) 406-1459		(908) 740-1986

	Steve Cragle		Justin Holko
	(908) 740-1801		(908) 740-1879

Cubist
Media Contact:	Julie DiCarlo	Investor Contact:	Eileen C. McIntyre
	(781) 860-8063		(781) 860-8100

Merck to Acquire Cubist Pharmaceuticals for $102 Per Share in Cash

Acquisition Augments Merck’s Strong Foundation and

Opportunity for Growth in Hospital Acute Care Market

KENILWORTH, N.J. and LEXINGTON, Mass., Dec. 8, 2014 — Merck (NYSE: MRK), known as MSD outside the United States and Canada, and Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) today announced that the companies have entered into a definitive agreement under which Merck will acquire Cubist for $102 per share in cash, which represents a 35 percent premium to Cubist’s average stock price for the most recent five trading days.

Unanimously approved by the boards of directors of both companies, the transaction has an equity valuation of $8.4 billion and will also include $1.1 billion in net debt (based on projected cash balances) and other considerations for a total transaction value of approximately $9.5 billion.

“Cubist is a global leader in antibiotics and has built a strong portfolio of both marketed and late-stage pipeline medicines,” said Kenneth C. Frazier, chairman and chief executive officer, Merck. “Combining this expertise with Merck’s strong capabilities and global reach will enable us to create a stronger position in hospital acute care while addressing critical areas of unmet medical need, such as antibiotic resistance.”

“Combining with Merck is an exciting opportunity to accelerate Cubist’s established leadership in antibiotics and deliver significant, certain and immediate value to shareholders,”

said Michael Bonney, chief executive officer, Cubist. “We have a deep respect for Merck, and it is clear that they share our commitment to addressing the growing, global problem we are facing in combating antibiotic-resistant bacteria. Under Merck’s robust commercial platform, global reach and scientific expertise, we believe Cubist’s programs can thrive. We’re proud of the company that our team has built and are confident that Cubist’s important mission and focus on significant unmet medical needs will continue.”

For more than 20 years, Cubist has been committed to global public health through the discovery, development and supply of antibiotics to treat serious and potentially life-threatening infections caused by a broad range of increasingly drug-resistant bacteria. Cubist’s antibiotic CUBICIN®, the only approved once-a-day therapy for both S. aureus bacteremia and complicated skin and skin structure infections (cSSSI), has been used to treat more than two million patients and continues to be an important therapy in the acute care environment. Cubist’s in-line and late-stage pipeline anti-infective medicines, including ZERBAXA™ which is pending approval from the U.S. Food and Drug Administration, will enhance Merck’s hospital acute care business in a variety of therapeutic areas, including Gram-positive and Gram-negative multi-drug resistant infections.

The acquisition of Cubist creates strong fundamental value with return on capital in excess of Merck’s hurdle rate within the first few years. Merck expects the acquisition to add more than $1 billion of revenue to its 2015 base. While the transaction will be neutral to non-GAAP EPS in 2015, Merck expects it to be significantly accretive to non-GAAP EPS in 2016 and beyond. The acquisition will be accretive to both Merck’s sales and earnings growth.

Cubist complements Merck’s strategy and the global initiative Merck launched last year, particularly in the area of sharpening its commercial focus on key therapeutic areas that have the potential to deliver the greatest return on investment. With the company’s long-standing leadership in anti-infectives as well as its customer-focused operating model, Merck identified the hospital acute care segment as one of the company’s key priority areas in which it believes it can have the greatest impact in addressing significant unmet medical needs while delivering the greatest value to customers and society.

Merck strategically focused on acute care within the larger hospital setting as a top priority because of the significant unmet need and the unique opportunities for Merck to improve patient care and manage costs in this setting with its in-line portfolio, promising pipeline and its customer capabilities.

Hospitals are a central hub for healthcare delivery around the world and currently represent 25 percent of overall healthcare spend. Merck believes now is an optimal time to

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significantly grow its hospital care presence because of the positive regulatory and reimbursement trends in the hospital setting and the increasingly important role that hospitals are expected to provide in healthcare overall.

For the first three quarters of 2014 compared to 2013, Merck’s hospital acute care portfolio grew by more than 10 percent, excluding the impact of foreign exchange. Key products in Merck’s hospital acute care portfolio include several antibiotics and antifungals, as well as BRIDION® (sugammadex), which is marketed outside the United States and currently under regulatory review in the United States. In addition, Merck has continued to invest in its hospital acute care pipeline and has several candidates, including actoxumab/bezlotoxumab (MK-3415A), an investigational combination of therapeutic antibodies targeting two C.difficile pathogenic toxins (A and B), which is being evaluated in clinical trials for the prevention of recurrence of C.difficile infection; and relebactam (MK-7655), an investigational class A and C beta-lactamase inhibitor being evaluated in clinical trials for the treatment of severe bacterial infections.

Under the terms of the agreement, Merck, through a subsidiary, will initiate a tender offer to acquire all outstanding shares of Cubist Pharmaceuticals, Inc. The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of Cubist’s outstanding shares (assuming the exercise of all options), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the completion of the tender offer, Merck will acquire all remaining shares through a second-step merger without the need for a stockholder vote under Delaware law. The companies expect the transaction to close in the first quarter of 2015.

Important Information about the Tender Offer

The tender offer for the outstanding shares of Cubist has not yet commenced. This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Merck and its subsidiary will file with the Securities and Exchange Commission (SEC). At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Merck with the SEC and Cubist will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that holders of Cubist common stock shares are

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urged to read carefully when they become available, as each may be amended or supplemented from time to time, and because they will contain important information that holders of shares of Cubist common stock should consider before making any decision regarding tendering their shares. The tender offer materials will be made available to Cubist’s stockholders at no expense to them. In addition, all of those materials (and other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by phoning (908) 740-4000. In addition, Merck and Cubist file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Merck or Cubist at the SEC public reference room at 100 F Street, N.E., Washington, D.C., 20549. For further information on the SEC public reference room, please call 1-800-SEC-0330. Merck’s and Cubist’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

In this transaction, J.P. Morgan and Deutsche Bank served as financial advisors to Merck, and Hughes Hubbard & Reed LLP and Baker & McKenzie served as its legal advisors. Morgan Stanley & Co. LLC and Goldman Sachs & Co. served as financial advisors to Cubist, and Ropes & Gray served as its legal advisor.

Investor Briefing Call

Merck will hold a call with institutional investors and analysts at 8:00 a.m. EST today, Dec. 8, 2014. Institutional investors and analysts can participate in the call by dialing (706) 758-9927 or (877) 381-5782 and using ID code number 48773641. Members of the media are invited to monitor the call by dialing (706) 758-9928 or (800) 399-7917 and using ID code number 48773641. Journalists who wish to ask questions are requested to contact a member of Merck’s Media Relations team at the conclusion of the call.

About Merck

Today’s Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines, vaccines, biologic therapies and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com and connect with us on Twitter,

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Facebook and YouTube.

Merck Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Merck to complete the transactions considering the various closing conditions, and any assumptions underlying any of the foregoing. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions; timing of the tender offer and merger; uncertainties as to how many Cubist stockholders will tender shares in the tender offer; the possibility that competing offer may be made; the possibility that various closing conditions to transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; or that a material adverse effect occurs with respect to Cubist.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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About Cubist

Cubist Pharmaceuticals, Inc. is a global biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist’s corporate headquarters is based in Lexington, Massachusetts, with international headquarters located in Zurich, Switzerland. Additional information can be found at Cubist’s web site at www.cubist.com. Also, connect with Cubist on Twitter @cubistbiopharma and @cubistcareers, LinkedIn, or YouTube.

Cubist Forward-Looking Statement

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the timing and closing of the tender offer and the merger transactions and the ability of Cubist to complete the transaction are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Cubist stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Cubist; and those additional factors discussed in Cubist’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Cubist cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Cubist undertakes no obligation to update or revise any of these statements.

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